Exhibit 99.70

RIO ALTO - CHANGE OF YEAR END & RELEASE OF FIRST QUARTER RESULTS

For Immediate Release	November 10, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) reports that it has filed its first quarter interim report under International Financial Reporting Standards (IFRS) and announces that it will change its financial year-end from May 31 to December 31. During the quarter construction and development activities were carried out and continue at the La Arena Gold Mine.

Highlights of preproduction activities for the three-month period ended August 31, 2011 include:

  The La Arena Gold Mine poured 9,385 unces of gold;

  Sales of gold amounted to 6,909 ounces at an average price of $1,554 per ounce;

  Deliveries under the gold prepayment agreement amounted to 1,467 ounces satisfying delivery requirements; to-date, 3,421ounces of gold have been delivered satisfying delivery requirements through January 2012;· Additions to plant and equipment amounted to $9.1 million and mine development expenditures were $7.1 million for a total of $16.2 million, which was partially offset by preproduction cash receipts of $10.7 million;

  The accounting loss for the period was $10.3 million including non-cash charges of $9.1 million;

  Non-cash accounting entries include an $8.5 million charge for a hypothetical increase in the derivative liability, an accretion charge of $0.4 million for eventual asset retirement obligations, and stock-based compensation expense f $0.2 million.

Construction and development activities underway include leach pad expansion and process plant expansion to accommodate daily ore production of 24,000 tonnes and completion of infrastructure projects. Management expects that daily production capacity of 24,000 tonnes of ore to pad will be achieved in November 2011.

Subsequent to August 31, 2011 the Company increased the size of the gold prepayment facility to $50 million from $25 million and drew down the incremental amount. Gold delivery obligations under this facility for the February 2012 to October 2014 period will range between 48,702 to 65,890 ounces depending on the gold price at the time of delivery. In addition, the Company drew, on September 2, 2011, the $3 million a ailable under a pre-existing operating loan facility.

On November 8, 2011, the board of directors resolved to change the Company’s financial year-end to December 31 from May 31. This change will align the consolidated accounts with those of La Arena

S.A., which under Peruvian law has a calendar year-end, and will result in Rio Alto providing its continuous disclosure information on a more comparable basis with most other mining companies. The Company’s next filing of financial information will include audited consolidated financial statements for the seven-month period ended December 31, 2011 that will be filed before March 30, 2012.

This news release contains certain forward-looking information including statements concerning the expected timing for the achievement of ore production rates and the filing of financial information. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +1 778 389 5907	Fax: +1 866 393 4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.